UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

320771207

(CUSIP Number)

Andrea L. Mancuso

460 Herndon Parkway, Suite 150

Herndon, VA 20170

(703) 456-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 320771207	Page 2 of 6 Pages

1	Name of reporting person HC2 Investment Securities, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,129,644
	9	Sole dispositive power 0
	10	Shared dispositive power 1,129,644
11	Aggregate amount beneficially owned by each reporting person 1,129,644
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 9.80%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 320771207	Page 3 of 6 Pages

1	Name of reporting person HC2 Holdings 2, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,129,644
	9	Sole dispositive power 0
	10	Shared dispositive power 1,129,644
11	Aggregate amount beneficially owned by each reporting person 1,129,644
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 9.80%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 320771207	Page 4 of 6 Pages

1	Name of reporting person or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,129,644
	9	Sole dispositive power 0
	10	Shared dispositive power 1,129,644
11	Aggregate amount beneficially owned by each reporting person 1,129,644
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 9.80%
14	Type of reporting person CO

SCHEDULE 13D
CUSIP No. 320771207	Page 5 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed on December 29, 2014 (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 par value (the “Shares”), of The First Marblehead Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially own a total of 1,129,644 Shares for which the aggregate purchase price was approximately $4.2 million. The source of funding for the purchase of the Shares was the general working capital of HC2.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated to read in their entirely as follows:

(a, b) As of the date hereof, HC2 Investment Securities may be deemed to be the beneficial owner of 1,129,644 Shares, representing the beneficial ownership of 9.80% of the Shares.

HC2 Investment Securities has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 1,129,644 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 1,129,644 Shares.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 1,129,644 Shares, representing the beneficial ownership of 9.80% of the Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 1,129,644 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 1,129,644 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 1,129,644 Shares, representing the beneficial ownership of 9.80% of the Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 1,129,644 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 1,129,644 Shares.

(c) The following table sets forth all transactions with respect to Shares effected since the Reporting Persons filed the Schedule 13D with the Securities and Exchange Commission on December 29, 2014. All such transactions were purchases of Shares effected in the open market, and commissions paid are included in per share prices.

Name of Reporting Person	Date of Transaction	Number of Shares	Price per Share

HC2 Investment Securities	12/30/2014	50,000	$5.849
HC2 Investment Securities	12/31/2014	10,500	$5.971
HC2 Investment Securities	1/5/2015	26,087	$6.012
HC2 Investment Securities	1/6/2015	24,000	$5.995
HC2 Investment Securities	1/8/2015	31,832	$6.225

		142,419

SCHEDULE 13D
CUSIP No. 320771207	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2015

HC2 INVESTMENT SECURITIES, INC.

By:	/s/ Mesfin Demise
	Name:	Mesfin Demise
	Title:	Chief Financial Officer and Director

HC2 HOLDINGS 2, INC.

By:	/s/ Mesfin Demise
	Name:	Mesfin Demise
	Title:	Chief Financial Officer and Director

HC2 HOLDINGS, INC.

By:	/s/ Mesfin Demise
	Name:	Mesfin Demise
	Title:	Chief Financial Officer